Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

Andrew Keys, Co-Founder and Chairman of Pubco, gave an interview with Fintech TV on August 12, 2025. The following is a partial transcription of the interview, which was made available on September 9, 2025:

Vince Molinari: Hi, I’m Vince Molinari and welcome to Fintech TV. We’re broadcasting from the iconic New York Stock Exchange. And I’d like to welcome Andrew Keys, who is the Co-Founder and the Chairman of The Ether Machine. Andrew is a pioneer in Ethereum’s institutional adoption. Andrew previously co-founded DARMA Capital, and before that, he served as the head of global business development and a board member at Consensys. And it’s a thrill, truly, for me to have Andrew here with us at the New York Stock Exchange. Since I know Andrew for so many years, I can call him a true OG and delighted to have you here. What a pleasure.

Andrew Keys: Thanks for having me, Vince.

Vince Molinari: Well, I am delighted. So we’ll jump right in The Ether Machine. First of all, you got the “the” in there, which I thought was so cool. Tell me what’s going on. What is this becoming? I’m fascinated.

Andrew Keys: Yeah. So I think prior to talking about The Ether Machine, it makes sense to talk about these assets. And I think that everyone is familiar now with MicroStrategy as a Bitcoin buy-and-hold strategy. And with Bitcoin, there is one asset on the Bitcoin blockchain. And that one asset can do one thing, send. So I can send you one Bitcoin. You can send me a Bitcoin. And that’s basically the functionality of Bitcoin. With Ethereum, we can digitize any asset. So we can create a digital representation of a stablecoin stock, bond, derivative, insurance policy, intellectual property like art or a parcel of land. And we can embed those digital tokens into digital legal agreements. And so our contracts are going to go from Microsoft Word documents to if-then-else statements. And these smart contracts they’re called run on top of Ethereum, and they require a micropayment of a digital commodity, a digital oil named ether. And so The Ether Machine is a vehicle that institutional investors can have active exposure to Ethereum and the intrinsic yield that it can generate. And with that, Bitcoin is unproductive in the sense that there is no yield that Bitcoin can provide. But, with ether we can stake it or validate transactions, and we can earn additional yield. And so The Ether Machine is a vehicle by which we can actively manage Ethereum yield generation strategies.

Vince Molinari: Well wow. So, for our audience I think we just got a two minute masterclass from Andrew Keys himself. That was incredible. What a great addition to the opening question. And I hear you references, you know, Bitcoin equivalent to gold. Ethereum as oil. And I’ll use the word dynamic much more. Well, that would be my segue coming to the next one. But that dynamic nature of powering and what really happens and the yield facility makes it really much more scalable. And the use cases, I don’t want to say infinite, but go on and on. So we get to Dynamix, and this dynamic nature of what could be done. Talk to me about what’s happening with Dynamix.

Andrew Keys: So what happened was I previously had been running DARMA, which is an acronym for Digital Asset Risk Management Advisors, which is a commodity pool operator and a commodity trading advisor registered with the CFTC. And we’ve been managing billions of dollars of ether at institutional scale, staking it and earning this yield that we just discussed. And one of the institutional ETFs came to me and said, would you be a market maker for us? And, I think that it’s important to understand this technical nuance. And I won’t bore you too much with the technicalities.

Vince Molinari: Our audience loves this.

Andrew Keys: But basically, when one buys the Bitcoin ETF, that is probably the best way for one to have exposure to spot Bitcoin. If one wants magnified exposure or leveraged exposure, one could buy something like MSTR, Micro Strategy. Now with ether, I don’t think that owning it in the ETF is the best way to have even spot exposure. And the reason why is that with Ethereum, there is a technical nuance called a withdrawal queue. And basically what that means is if you were staking ether and availing yourself to the yield that it can generate, and wanted to unstake it, you’d get it back in a couple of days. But if everybody in the world experienced a black swan event and 75% of stakers want to unstake at the same time, that withdrawal queue would go from a couple days to six months or a year. So what we’re seeing in Europe and Canada as a proxy for the United States is that the ETPs are only staking 50% of their ether, because the ETPs have 24-hour redemption requirements. And right now, the ETFs don’t have any staking.

Andrew Keys: So that’s like having a stock that has a dividend, but only owning the stock and not availing yourself to the dividend. So what we think’s going to happen is that the ETF in America is only going to be able to stake a 50% capacity, and they’re only able to essentially earn what I would call the floor yield. So if you had $1 billion in an ETF, only $500 million would be staked, earning the floor yield of 3%. So on the full billion dollars, you’re really only earning 1.5%. With this vehicle, we can actively manage at full capacity, so we’re able to earn the full 3% on all of the assets, 100% via staking. And then that’s one of three buckets of DeFi yield generation. The other two buckets are called restaking and participation in the DeFi economy. And so if we’re able to increase the yield from the 1.5% that’s in the ETFs to four, five, six or seven percent, we think of this as like a perpetual bond. And if you double, triple, quadruple the yield of the bond, you should essentially double, triple, quadruple the price.

Vince Molinari: Of the value.

Andrew Keys: Right. And so when you think about an Mnav or a multiple to nav, which is what these assets are judged by, we believe that this should justify a larger m nav than the Bitcoin strategies in perpetuity because of the ability to actively manage this.

Vince Molinari: Absolutely brilliant. And I guess I’ll have to go to the headline. And I know it’s out there publicly, but obviously, you believe in this deeply. You’re contributing $645 million of your own Ethereum to the project, is that correct?

Andrew Keys: Yes. So I contributed $645 million worth of ether, which was at the time 170,000 ether. It’s now probably closer to $800 million because of the appreciation of ether because I wanted to lead by example. And I wouldn’t suggest others do something that I wouldn’t do myself. And to that point, there is kind of a decision path of how to actively manage this if you are considering a treasury, and really where it came to me is there were kind of really two paths to go. One was to deploy my own capital and acquire a dying micro-cap. So these are kind of like the reverse takeovers of shell companies.

Vince Molinari: Seen quite a few of them.

Andrew Keys: Yeah. And so pick your poison. It could be a dying biotech fund or a biotech company, a dying bitcoin miner, a dying online gaming company. Or you could have a de novo entity, a brand new entity that could merge with a special purpose acquisition company. And the reason we went and I anchored it with my own capital is that in the vehicle we chose, there’s no pre-existing operating business, no pre-existing management team, no pre-existing governance issues, and no pre-existing liabilities. So you’re seeing some of these treasuries actually are saving some of the dollars to potentially thwart class action litigations, because they still have a four-year statute of limitations on their pre-existing businesses from the previous four years. So we’ve created a de novo entity and are going through the S-4 registration process now and, 60, 90 days, once the SEC blessing occurs, we will be merging the businesses. The Ether Reserve, which is the entity that houses the assets, with Dynamix Corporation, which is this SPAC, to create The Ether Machine.

Vince Molinari: So upcoming de-SPAC perhaps in the fall?

Andrew Keys: Yep. For sure.

Vince Molinari: Incredible. So, Andrew, you touched on the rise in price of ETH recently. You’re kind of been there since the beginning advocating for institutional adoption. Give me a little window into the journey from perhaps back over to Brooklyn to where we are today. And what’s your thoughts?

Andrew Keys: So I went to the first-ever meetup.com like a nerd about Ethereum in New York. It was literally at a law school. There were a bunch of computer geeks like myself, talking about this technology. And basically, Bitcoin had already happened in a sense, but Bitcoin had this kind of singular function. I could send you a Bitcoin, you could send me one back. And I said, well, the world’s more complicated than that. We need these kind of conditional statements that say, if you know, let’s say you have a house that has an insurance policy for flooding, you should be able to say, if I’ve paid my insurance premium, and there’s X amount of rain and Y amount of wind, the claim gets automatically paid. This kind of autonomous, nature of a claim in an insurance policy, because I had come from an insurance background and I needed these kind of if-then else statements, and these conditional statements were possible with Ethereum and they were impossible with Bitcoin. And so once I grasped the concept of having these programmable legal constructs, smart contracts, I thought that this was going to change the way society works, because you could essentially have a price discovery mechanism for the value of intermediation in any transaction. And like Bitcoin, it’s showing us that we could send value without a bank in the middle. You could now have kind of infinite use cases without an intermediary in the middle, because we could have software in the middle. And so I helped build a company called Consensys that created three of the eight implementations of Ethereum, all the way up to the most used developer wallet called MetaMask. And a fun story that I’ve been telling lately because it’s ten years now, the Ethereum project launched ten years ago, and the first time ether crossed $1 was when I created an implementation of Ethereum on Microsoft’s cloud, and we named it blockchain as a service. So institutions could create a digital token and send it to each other. And blockchain as a service had I think there was 100 words in the Wall Street Journal and that propelled it from $0.50 to $1. Ten years ago.

Vince Molinari: Well, so happy ten year anniversary. Let’s go there.

Andrew Keys: Happy birthday Ethereum.

Vince Molinari: Absolutely. So $1 to where you know it is at the moment.

Andrew Keys: $4,500.

Vince Molinari: Something and change. I don’t want to put you too much on the spot, but I will.

Andrew Keys: Fine.

Vince Molinari: So let’s talk about Bitcoin versus Ethereum right when we look at these use cases and applications versus digital gold. Where do you see this playing out over the next ten years.

Andrew Keys: So if we’re being charitable with bitcoin, Bitcoin’s total addressable market cap is that of gold. And we can put that conservatively at $22 trillion. I think that there’s an argument to say that gold consumes some of that, and a digital version of that will kind of share in that market cap and total addressable market. But it’s kind of a singular use case of an unproductive asset. It doesn’t generate yield. And the only thing we can do with Bitcoin is we can send it to each other, like on a big abacus. I can send you the bead, you can send me the bead. Whereas the TAM, the total addressable market cap for Ethereum, in my opinion is infinite because it’s kind of saying, what is the value of the internet? What is the value of digitizing any asset and being able to employ those assets in any type of legal construct? And so I just think that there is an exponential growth curve that we’re still very early in with Ethereum, and frankly, to devil’s advocate that it’s been ten years. Right. And what has happened so far? So the one thing that is undeniable that we have kind of product market fit on are stablecoins. And, there have been $9 trillion worth of stablecoin movement in the first half of 2025. The majority of those stablecoins, over 80%, settle to Ethereum. And so when we think about high-quality liquid assets, which is a defined term, we see that of the $250 billion of high-quality liquid assets, stocks, bonds, stablecoins, 90% of those high-quality liquid assets are on Ethereum. And then there’s kind of this long tail of other blockchains that have, let’s call it the other ten. And I believe that Ethereum is experiencing power law dynamics like Google with search, where 90 plus percent of searches happen on Google and Bing gets 1% and Yahoo gets 1% and Ask Jeeves gets 0.2%. Yeah. So I think what we’re seeing is kind of the beginning of that parallel dynamic taking place.

Vince Molinari: So if that being true because I’m so shy, I’m going to ask you another question.

Andrew Keys: Yeah. No problem.

Vince Molinari: Can anyone else catch up when we look at the competitors to Ethereum? And do you own anything else aside from Ethereum?

Andrew Keys: Yeah. Fair question. I don’t think so. There’s an old adage that liquidity begets liquidity. And there’s kind of this 1 location has 90% of the volume, and then the other 50 share 10%. And so we see these parallel dynamics. And then there’s the assets. And then there are kind of like technical constructs to consider. There are eight implementations of Ethereum that have to form consensus with each other. So there’s a Java client, a rust client, a go client. So there are these different software languages that all have to agree on the state of the network. Whereas we can take Bitcoin, for example. There’s one implementation of Bitcoin. There’s one implementation of Solana. And so I think when you’re talking about a infrastructure for the next generation of the Internet, you have to have client diversity and not kind of a singular programming language. That’s one consideration. Secondarily, the asset ownership has decentralized. And so if you look at something like Solana not to pick on them, but the assets owned 40% by a singular VC. And when you talk about kind of attack vectors, you can pinpoint the data center that the VC is staking their assets in. And if you’re going to create this decentralized settlement layer for humanity, you can’t have that. And kind of there are other technical reasons. So I am primarily overwhelmingly long Ethereum.

Vince Molinari: Well, speaking of which, I’ve got to bring this out. You call your team the Avengers of Ethereum? I mean, that just got such machismo, and all the Avengers come to mind. Tell me how, why, and give me a little color on that.

Andrew Keys: Yeah. So, I found it. And I think this is kind of another differentiation is that we believe that a lot of this stuff should be done in-house, because it should be an operating business. And we’ve seen in some of the lower-level efforts where they’re outsourcing the asset management. And frankly, that doesn’t scale where if you have to pay, you know, asset management fees to a third party that should all be sitting inside. So basically, we’ve hired the head of staking at Consensys that then built the staking vehicle at DARMA is now our CTO. So he basically, very technically savvy in staking aspects. And then we have the Head of DeFi for our team that can do all of our on chain strategies. Prior to participating in the Ethereum ecosystem, he was a radar engineer for the B-2 bombers at Lockheed Martin. So he literally created the fighter jets, then worked for JP Morgan and Fortress and Steve Cohen in a proper risk role before leading DeFi at Consensys. And now he’s working with us. So basically, we believe that these to avail oneself of the maximum yield safely, we have to employ kind of very technical institutional risk management metrics. And these Avengers are going to do that.

Vince Molinari: They love it. So, you talk about The Ether Machine being more than a financial service-oriented company and looking at innovation. How do you see the Avengers playing a role here?

Andrew Keys: Yeah. So, I think, you know, to juxtapose again against Bitcoin, that’s primarily a buy-and-hold strategy because there’s not a productive nature to a Bitcoin. Just like there’s not really a productive nature to gold. Whereas with oil one really needs to use it and Ethereum is this digital oil. And so we need the Avengers to properly employ risk management in generating staking, restaking and DeFi yield generation. On the let’s call it blockchain side of the equation. And then there’s another aspect of this, which is why these are going out in public vehicles, is the ability to access the capital markets for public equities and public debt offerings. So with this vehicle, we’re able to sell the public equity and debt. And so with that we can actually kind of scale our operation.

Vince Molinari: So the true intersection of traditional finance meeting DeFi it seems.

Andrew Keys: Fintech if you will.

Vince Molinari: Yeah, we like that name here, Andrew, as we close out ten-year anniversary we talked about it. What’s The Ether Machine doing to celebrate? I missed the invite, I don’t know.

Andrew Keys: So we bought a boatload of ether on the ten-year anniversary. We made a donation or I personally made a donation to the open Source Protocol Guild, which are basically the open source, engineers that are responsible for the scalability, privacy, robustness of the Ethereum protocol. And we are building a machine that will demonstrate to Wall Street, Main Street and everyone in between the powers of Ethereum.

Vince Molinari: That’s the mic drop. I don’t know a better close than that. Andrew. So great to have you with us. You got to come back again soon, my friend. Congratulations.

Andrew Keys: Thank you.

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.